Exhibit 17.1

L. G. Schafran

January 31, 2013
David P. Hanlon, Chairman
SecureAlert, Inc.
150 West Civic Drive/Suite 100
Sandy, Utah 84070

Re:  SecureAlert, Inc.: Resignation Letter

Dear Dave:

The difficulties with which the Company has had to contend during the past several years have been primarily and substantially, although not exclusively, caused by Sapinda’s repeated failures to timely honor its financing commitments.

As of this date, Sapinda is again in default respecting its most recent financing commitment.  As of this date, Sapinda is poised to take control of the Company at the Company’s next General Annual Meeting (GAM), scheduled for February 28, 2013.  And, as of this date, the Board, “approved” a Loan and Security Agreement (LSA), which, I believe (i) strongly favors Sapinda, (ii) was improperly voted upon by at least two members of the Board who should have recused themselves, and which (iii) disadvantages the Company.

(i)
Even though Sapinda is presumably not a party to the LSA, if the vote is allowed to stand, Sapinda will be relieved of certain obligations/penalties for which it, and it alone, is and should be responsible.

(ii)	Board members Guy Dubois and Rene Klinkammer should have recused themselves from voting. They were justifyibly asked to do so and declined to do so.

54 Riverside Drive/NY, NY 10024/212.799.9668
 917.319.3563/lgschafran@schafran.com

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Rene Klinkhammer is associated with Sapinda but denies any association with Sapinda Asia.  He has not presented any evidence to support this non-association, has acted as a spokesperson for Sapinda Asia in at least one discussion with the Board, and in the past, I believe, has indeed recused himself from voting with respect to at least one matter related to Sapinda Asia.   In addition, it is clear that Sapinda and Sapinda Asia are related parties.  This fact alone, should argue in favor of Mr. Klinkhammer’s recusal.

Guy Dubois should have recused himself because he is related to Sapinda Asia, a party to the LSA.  He was introduced to the Company by Sapinda.  He committed to invest in the Company and, as set forth in the Company’s Proxy Statement:  “Mr. Dubois’ appointment to the Board of Directors was a requirement of a financing arrangement with Sapinda Asia, whereby Sapinda Asia is obligated to loan funds to the Company.”  As of this date, to my knowledge, Mr. Dubois has not invested in the Company as he stated he would.  Nor is it clear that he will do so, and if so, to what extent.

Further, Mr. Dubois was a party to the recent negotiations re the LSA with Mr. Hector Gonzales.  It is understood that Mr. Dubois’ participation was not on behalf of the Company.   This fact alone, should argue in favor of Mr. Dubois’ recusal.

(iii)	I believe that the Company is disadvantaged for reasons that include likely increased financial obligations to, and dependence upon, Sapinda and its related parties.

These and other concerns, particularly respecting the disagreements I have with a majority of a purportedly independent Board concerning corporate governance, transparency, related party transactions and full disclosure, support my decision to resign as a Director of the Company.

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I have enjoyed working with you, wish you well and remain,

Very truly yours,

/s/ L. G. Schafran
L. G. Schafran

CC:
Directors: SecureAlert, Inc.
Daniel S. Boone
Guy Dubois
Rene Klinkhammer
Dan L.  Mabey
Winfried Kunz
Antonio J. Rodriguez, Esq.
George F. Schmitt

Counsel:
Gordon Jesperson, Esq., General Counsel, SecureAlert, Inc.
Kevin Pinegar, Esq., Managing Partner, Durham, Jones & Pinegar

Chad D. Olsen, Chief Financial Officer, SecureAlert, Inc.

SCRA.ResignationLetter.20130131